UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July  27, 2010

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 26, 2010.

Luxottica: record results for the second quarter of 2010

For the first time in the history of the Group, net sales for the quarter approach €1.6 billion, with net income reaching €150 million

Milan, Italy, July 26, 2010 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today and approved the consolidated results for the second quarter and first half of the year ended June 30, 2010 in accordance with IAS/IFRS.

Second quarter of 20101 - IAS/IFRS

(In millions of Euro)	Q2 2010	Q2 2009	Change

Net sales	1,595.1	1,401.6	+13.8% (+6.5% at constant exchange rates2)

Operating income	258.3	203.3	+27.1%

Net income	150.1	115.3	+30.1%

Earnings per share	0.33	0.25	+29.6%
In US$	0.42	0.34	+20.9%

First half of 20101 - IAS/IFRS

(In millions of Euro)	H1 2010	H1 2009	Change

Net sales	2,986.8	2,714.0	+10.1% (+6.7% at constant exchange rates2)

Operating income	429.6	357.5	+20.2%

Net income	245.1	194.1	+26.3%

Earnings per share	0.53	0.42	+25.9%
In US$	0.71	0.57	+25.4%

Operating performance for the second quarter of 2010

For Luxottica, the second quarter reflected the strongest results in the Group’s history. For the first time ever, quarterly net sales approached €1.6 billion and net income reaching €150 million. Both Divisions contributed to the achievement of this excellent result, successfully reaping the benefits of the extraordinary work carried out during recent quarters and confirming the strength of the Group’s brands while strengthening our market position.

“We are particularly proud of the results achieved by Luxottica this quarter,” commented Andrea Guerra, Chief Executive Officer of Luxottica. “We have successfully invested in the right markets and embarked on actions that are resulting in very positive results indeed. We have launched collections and special projects that have proven to be particularly well-received in the market and we have been able to achieve growth wherever we identified opportunities.

“Our brand portfolio has once again proven to be our strength: Ray-Ban and Oakley continued to record double-digit percentage growth and our premium and luxury brands also had positive improvement. We should also mention the performance recorded in North America, a key region for Luxottica: despite the fact that the US consumer is still cautious, our sales in US dollars were up by 8%, rewarding the efforts made by our Wholesale Division, Sunglass Hut and LensCrafters, as well as the growing synergies we are developing between our Divisions.

“These results provide an excellent basis for us to look with confidence to the second half of the year. Once again, we are aware that it will be important to remain determined and seize opportunities from wherever they come.”

In the second quarter of the year, Luxottica achieved positive performances in most geographic regions where it is present. The Wholesale Division recorded its best sales performance in the Group’s history. Emerging markets made a key contribution to this performance, boasting an increase in Wholesale sales by approximately 30% compared to the same period last year, along with the United States and Europe, which enjoyed a particularly positive ‘sun’ season.

The results posted by Sunglass Hut were also very solid, with net sales benefiting from the major store-opening plan within US department store Macy’s, allowing record sales to be recorded in June. Strong results were also posted by the two recently-opened flagship stores.

Consolidated results

In the second quarter of 2010, net sales rose by 13.8% at current exchange rates and by +6.5% at constant exchange rates², to €1,595.1 million from €1,401.6 million. During the half-year period, net sales rose by 10.1% to €2,986.8 million (€2,714.0 million in the first half of 2009).

EBITDA3 grew over the previous year by +22.2% to €335.4 million for the second quarter, from €274.5 million in the second quarter of 2009. For the first half of the year, EBITDA3 grew to €578.0 million from the €501.5 million posted for the first half of 2009.

Operating income was €258.3 million for the second quarter (€203.3 million for the same period last year, +27.1%), while the Group’s operating margin improved from 14.5% in the second quarter of 2009 to 16.2% in the second quarter of 2010. In the first half of the year, operating income amounted to €429.6 million, up 20.2% from the €357.5 million posted for the same period last year.

Net income for the second quarter of 2010 increased to €150.1 million (up by 30.1% from €115.3 million for 2009), resulting in earnings per share (EPS) of €0.33 (at an average Euro/Dollar exchange rate of 1.2708).

For the second quarter of 2010, once again the Group generated excellent positive free cash flow3 (€160 million): however, because of the exchange rate effect after having paid dividends during the quarter of more than €160 million and having acquired the remaining 35.16% of our Turkish subsidiary for approximately €60 million, consolidated net debt as of June 30, 2010 amounted to €2,646 million (€2,337 million at the end of 2009), with a ratio of net debt to EBITDA3 of 2.8X, compared with 2.7X at the end of 2009 (net of the exchange rate effect, the ratio of net debt to EBITDA3 as of June 30, 2010 would have been 2.6X, down from 2.8X as of December 31, 2009).

Overview of performance at the Wholesale Division

The excellent trend of all Group brands, with Ray-Ban and Oakley having stable double-digit growth, the positive performance of our luxury brands (also up by double digits), the continuous success of our commercial policies and the STARS program made it possible for the Wholesale Division to achieve positive quarterly results.

The Division’s sales rose to €651.2 million in the second quarter from €575.4 million in the second quarter of 2009 (+13.2% at current exchange rates and +7.8% at constant exchange rates2). For the half-year, net sales were €1,204.7 million, up 11.9% from the €1,077.0 million recorded for the first half of 2009 (+8.4% at constant exchange rates²). In terms of sales performance in the main geographic areas, Luxottica saw positive results in emerging markets, particularly in Brazil, China, India, Korea and Eastern Europe.

Operating income for the Wholesale Division in the second quarter amounted to €157.2 million, up by 21.5% compared with €129.3 million for the second quarter of 2009. The operating margin rose to 24.1%, from 22.5% for the second quarter of 2009, confirming the effectiveness of the measures taken to recover margins. In the first half of the year, the operating margin was 23.0% (compared to 21.8% in the first half of 2009).

Overview of performance at the Retail Division

Net sales for the Retail Division rose to €944.0 million in the second quarter from €826.2 million in the second quarter of 2009 (+14.3% at current exchange rates, +5.6% at constant exchange rates2). During the half-year period, net sales were €1,782.1 million, rising by 8.9% from €1,637.0 million for the first half of 2009 (+5.6 at constant exchange rates²).

In terms of comparable store sales4, the “prescription” business in North America made good progress (+4.1%), with LensCrafters posting solid growth in comparable store sales despite less focus on promotions when compared to the same period last year and continuing to benefit from the measures initiated over the last few months. Positive comparable store sales were also achieved by Sears Optical and Target Optical.

In contrast, comparable sales trends in Australia were negative, in a market where the effects of the structural adjustment of the global economy are being felt in 2010. However, this has not caused Luxottica to slow investments in the area, as confirmed by the recent opening of the first OPSM eye hub, an innovative concept store that marks a new era in the retail field.

Sunglass Hut, the Group’s sun specialty chain that operates in a number of geographic areas, also posted positive results in terms of margins, with overall comparable store sales4 up 4.6%, due mainly to positive results achieved in the United States (+5.5%) and the UK.

The Division’s operating income grew by +19.4% to €136.6 million in the second quarter from €114.4 million in the second quarter of 2009. The operating margin rose to 14.5% from 13.8%. On a half-yearly basis, the operating margin was 12.6% (compared to 12.0% in the first half of 2009).

§

The results for the second quarter and first half of 2010 will be discussed today at 6:30 PM CET (12:30 PM US ET), during a conference call with the financial community. The presentation will be available via webcast directly from the website www.luxottica.com.

In accordance with subsection 2 of Article 154-bis of the Italian Consolidated Finance Law, the Director appointed to prepare the company’s accounts, Enrico Cavatorta, hereby declares that the accounting disclosure contained in this release complies with the results of the accounting records, books and registers of the Group.

Contacts

Ivan Dompé	Alessandra Senici
Group Corporate Communications Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4038
E-mail: ivan.dompe@luxottica.com	E-mail: InvestorRelations@Luxottica.com

Luca Biondolillo
SVP, International Corporate Communications
Tel.: +1 (516) 918 3100
E-mail: LBiondolillo@us.luxottica.com

www.luxottica.com

1 All comparisons, including percentage changes, are between the three and six-month periods ended June 30, 2010 and June 30, 2009, as indicated, in accordance with IAS/IFRS.

2 Figures given at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

3 EBITDA, free cash flow, net debt and the ratio of net debt to EBITDA are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please see the attached tables.

4 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a global leader in premium fashion, luxury and sports eyewear with more than 6,350 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well-balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best-known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 different countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China and Sunglass Hut globally. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in China and a sport sunglass production facility in the US. In 2009, Luxottica Group posted consolidated net sales of €5.1 billion. Additional information about the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

- TABLES TO FOLLOW -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2010 AND JUNE 30, 2009

In accordance with IAS/IFRS

	2010	2009	% Change
KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	1,595,124	1,401,626	13.8%

NET INCOME	150,052	115,336	30.1%

BASIC EARNINGS PER SHARE (ADS)(2):	0.33	0.25	29.6%

	2010	2009	% Change
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	2,027,084	1,909,295	6.2%

NET INCOME	190,686	157,111	21.4%

BASIC EARNINGS PER SHARE (ADS) (2):	0.42	0.34	20.9%

	2010	2009
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	458,696,583	457,076,280
(3) Average exchange rate (in U.S. Dollars per Euro)	1.2708	1.3622

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2010 AND JUNE 30, 2009

In accordance with IAS/IFRS

	2010	2009	% Change
KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	2,986,811	2,713,960	10.1%

NET INCOME	245,143	194,085	26.3%

BASIC EARNINGS PER SHARE (ADS) (2)	0.53	0.42	25.9%

	2010	2009	% Change
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	3,962,901	3,614,995	9.6%

NET INCOME	325,256	258,521	25.8%

BASIC EARNINGS PER SHARE (ADS)(2)	0.71	0.57	25.4%

	2010	2009
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	458,551,310	457,054,182
(3) Average exchange rate (in U.S. Dollars per Euro)	1.3268	1.3320

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2010 AND JUNE 30, 2009

In accordance with IAS/IFRS

In thousands of Euro (1)	2Q 10	% of sales	2Q 09	% of sales	% Change

NET SALES	1,595,124	100.0%	1,401,626	100.0%	13.8%
COST OF SALES	(529,756)		(480,708)
GROSS PROFIT	1,065,367	66.8%	920,918	65.7%	15.7%
OPERATING EXPENSES:
SELLING EXPENSES	(484,763)		(428,354)
ROYALTIES	(27,632)		(28,354)
ADVERTISING EXPENSES	(115,345)		(92,887)
GENERAL AND ADMINISTRATIVE EXPENSES	(157,875)		(147,831)
TRADEMARK AMORTIZATION	(21,422)		(20,179)
TOTAL	(807,037)		(717,604)
OPERATING INCOME	258,330	16.2%	203,314	14.5%	27.1%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(26,932)		(19,824)
INTEREST INCOME	1,245		1,364
OTHER - NET	(3,934)		(2,388)
OTHER INCOME (EXPENSES)-NET	(29,622)		(20,848)
INCOME BEFORE PROVISION FOR INCOME TAXES	228,708	14.3%	182,467	13.0%	25.3%
PROVISION FOR INCOME TAXES	(77,813)		(65,751)
NET INCOME	150,896		116,716
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(843)		(1,381)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	150,052	9.4%	115,336	8.2%	30.1%
BASIC EARNINGS PER SHARE (ADS):	0.33		0.25
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.33		0.25
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	458,696,583		457,076,280
FULLY DILUTED AVERAGE NUMBER OF SHARES	460,715,012		457,776,190

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2010 AND JUNE 30, 2009

In accordance with IAS/IFRS

In thousands of Euro (1)	2010	% of sales	2009	% of sales	% Change

NET SALES	2,986,811	100.0%	2,713,960	100.0%	10.1%
COST OF SALES	(1,029,545)		(931,696)
GROSS PROFIT	1,957,265	65.5%	1,782,264	65.7%	9.8%
OPERATING EXPENSES:
SELLING EXPENSES	(937,529)		(869,242)
ROYALTIES	(52,500)		(54,166)
ADVERTISING EXPENSES	(196,488)		(172,164)
GENERAL AND ADMINISTRATIVE EXPENSES	(299,640)		(288,010)
TRADEMARK AMORTIZATION	(41,533)		(41,195)
TOTAL	(1,527,690)		(1,424,777)
OPERATING INCOME	429,576	14.4%	357,487	13.2%	20.2%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(51,571)		(49,644)
INTEREST INCOME	3,282		3,368
OTHER - NET	(4,752)		(3,992)
OTHER INCOME (EXPENSES)-NET	(53,041)		(50,269)
INCOME BEFORE PROVISION FOR INCOME TAXES	376,535	12.6%	307,218	11.3%	22.6%
PROVISION FOR INCOME TAXES	(127,973)		(109,166)
NET INCOME	248,561		198,052
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(3,419)		(3,967)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	245,143	8.2%	194,085	7.2%	26.3%
BASIC EARNINGS PER SHARE (ADS):	0.53		0.42
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.53		0.42
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	458,551,310		457,054,182
FULLY DILUTED AVERAGE NUMBER OF SHARES	460,301,289		457,283,843

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

In accordance with IAS/IFRS

In thousands of Euro	June 30, 2010	December 31, 2009

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	337,649	380,081
MARKETABLE SECURITIES	25,915
ACCOUNTS RECEIVABLE - NET	834,556	618,884
SALES AND INCOME TAXES RECEIVABLE	42,928	59,516
INVENTORIES - NET	570,536	524,663
PREPAID EXPENSES AND OTHER	172,161	138,849

TOTAL CURRENT ASSETS	1,983,755	1,721,993

PROPERTY, PLANT AND EQUIPMENT - NET	1,235,247	1,149,972

OTHER ASSETS
INTANGIBLE ASSETS - NET	4,324,197	3,838,715
INVESTMENTS	53,425	46,317
OTHER ASSETS	151,888	146,626
SALES AND INCOME TAXES RECEIVABLE	1,192	965
DEFERRED TAX ASSETS - NON-CURRENT	408,041	356,706
TOTAL OTHER ASSETS	4,938,742	4,389,329

TOTAL	8,157,744	7,261,294

CURRENT LIABILITIES:
BANK OVERDRAFTS	176,215	148,951
CURRENT PORTION OF LONG-TERM DEBT	219,616	166,279
ACCOUNTS PAYABLE	480,306	434,604
ACCRUED EXPENSES AND OTHER	521,110	526,801
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	32,137	27,334
INCOME TAXES PAYABLE	42,812	11,204
TOTAL CURRENT LIABILITIES	1,472,196	1,315,174

LONG-TERM LIABILITIES:
LONG-TERM DEBT	2,587,402	2,401,796
LIABILITY FOR TERMINATION INDEMNITIES	46,358	44,633
DEFERRED TAX LIABILITIES - NON-CURRENT	434,375	396,048
OTHER LONG-TERM LIABILITIES	412,436	350,028
TOTAL LIABILITIES	4,952,767	4,507,679

EQUITY:
465,076,283 ORDINARY SHARES AUTHORIZED AND ISSUED - 458,471,539 SHARES OUTSTANDING	27,905	27,863
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	245,143	299,122
RETAINED EARNINGS	2,919,895	2,410,253
TOTAL LUXOTTICA GROUP SHAREHOLDERS’ EQUITY	3,192,944	2,737,239

NONCONTROLLING INTEREST	12,034	16,376

TOTAL EQUITY	3,204,977	2,753,615

TOTAL	8,157,744	7,261,294

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2010 AND JUNE 30, 2009

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2010

Net Sales	1,204,678	1,782,133		2,986,811
Operating Income	277,325	224,584	(72,333)	429,576
% of sales	23.0%	12.6%		14.4%
Capital Expenditures	37,496	45,393		82,889
Depreciation & Amortization	38,223	68,666	41,533	148,421

2009

Net Sales	1,076,977	1,636,984		2,713,960
Operating income	234,367	196,802	(73,682)	357,487
% of sales	21.8%	12.0%		13.2%
Capital Expenditure	37,223	52,279		89,502
Depreciation & Amortization	37,310	65,769	40,933	144,012

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	2Q 2010	2Q 2009	H1 2010	H1 2009	FY09	LTM June 30, 2010

Net income/(loss)	150.1	115.3	245.1	194.1	299.1	350.2
(+)

Net income attributable to non-controlling interest	0.8	1.4	3.4	4.0	5.8	5.2
(+)

Provision for income taxes	77.8	65.8	128.0	109.2	159.9	178.7
(+)

Other (income)/expense	29.6	20.8	53.0	50.3	106.3	109.1
(+)

Depreciation & amortization	77.0	71.2	148.4	144.0	285.4	289.9
(+)

EBITDA	335.4	274.5	578.0	501.5	856.5	933.0
(=)

Net sales	1,595.1	1,401.6	2,986.8	2,714.0	5,094.3	5,367.2
(/)

EBITDA margin	21.0%	19.6%	19.4%	18.5%	16.8%	17.7%
(=)

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•             improve transparency for investors;

•             assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•             assist investors in their assessment of the Company’s cost of debt;

•             ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•             properly define the metrics used and confirm their calculation; and

•             share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•             EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•             EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•             EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•             EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•             EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•             EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•             The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the tables on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	June 30, 2010	Dec 31, 2009

Long-term debt	2,587.4	2,401.8
(+)

Current portion of long-term debt (+)	219.6	166.3
(+)

Bank overdrafts (+)	176.2	149.0

Cash (-)	(337.6)	(380.1)

Net debt (=)	2,645.6	2,336.9

LTM EBITDA	933.0	856.5

Net debt/LTM EBITDA	2.8x	2.7x

Net debt @ avg. exchange rates (1)	-2,447.6	2,381.7

Net debt @ avg. exchange rates (1)/LTM EBITDA	2.6x	2.8x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow net represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include it in this presentation in order to:

• Improve transparency for investors;

• Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

• Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• Properly define the metrics used and confirm their calculation; and

• Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies.

The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

2Q 2010
EBITDA (1)	335.4
working capital	(29.5)
Capex	(51.2)

Operating cash flow	254.7
Financial charges (2)	(25.7)
Taxes	(64.8)
Extraordinary charges (3)	(4.0)

Free cash flow	160.2

1. EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Major currencies

	Three months ended	Six Months ended	Twelve months ended	Three months ended	Six months ended
	June 30, 2009	June 30, 2009	December 31, 2009	June 30, 2010	June 30, 2010
Average exchange rates per € 1

US$	1.36220	1.33205	1.39467	1.27075	1.32683

AUD	1.79251	1.88006	1.77281	1.44025	1.48477

GBP	0.87906	0.89416	0.89104	0.85239	0.86999

CNY	9.30389	9.10204	9.52693	8.67171	9.05673

JPY	132.53066	127.20274	130.31404	117.15460	121.31968

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: July 27, 2010	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER